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(AAC04-015)	Exhibit 99.1

www.allianceatlantis.com	TSX	:	AAC.A, AAC.B
	NASDAQ	:	AACB

For Immediate Release

CONTACTS:	W. Judson Martin	Kym Robertson
	Senior Executive Vice President	Vice President
	and Chief Financial Officer	Corporate & Public Affairs
	Tel: (416) 934-6932	Tel: (416) 934-6941
	E-mail:	E-mail:
	judson.martin@allianceatlantis.com	kym.robertson@allianceatlantis.com

Alliance Atlantis Formalizes Restrictions on Management
Trading Pending Release of Financial Statements

Toronto, Canada, May 20, 2004 — Alliance Atlantis Communications Inc. ("Alliance Atlantis") announced today that as a result of the delay in filing its annual and first quarter interim financial statements and related filings prior to the statutory filing dates under applicable Canadian securities laws, Alliance Atlantis requested, and the Ontario Securities Commission ("OSC") has issued, a formal and temporary order that prohibits, effective immediately, certain directors, officers and other insiders of Alliance Atlantis from trading in its securities. Alliance Atlantis expects that the securities commissions in certain other provinces will also issue similar orders with respect to residents of those jurisdictions.

As noted in prior press releases, the delay is a result of the wide-ranging review of Alliance Atlantis' Entertainment Group announced on December 10, 2003 that included the permanent reduction of the size and scope of certain television and motion picture production and distribution activities. The review is extremely detailed and complex and has required the assessment of individual production entities over several years and in several international jurisdictions. As a result of the magnitude of the undertaking and in consultation with Alliance Atlantis' auditors, PricewaterhouseCoopers LLP, Alliance Atlantis has determined that it requires additional time to complete year-end and first-quarter financial results. Alliance Atlantis is targeting the issuance and filing of these statements by June 4, 2004. As previously announced, financial results for all other areas of the Company for both the fiscal year and the first quarter have been complete for some time.

Under the procedures of the OSC, if Alliance Atlantis' annual and/or interim financial statements are not filed by July 19, 2004, one or all of the securities regulators who have issued a temporary management and insider cease trade order may impose an issuer cease trade order against Alliance Atlantis. As noted in the press release issued May 17th and under the guidelines pursuant to which this management and insider cease trade order was issued, Alliance Atlantis expects to generally provide updates every two weeks by way of press release on the affairs of Alliance Atlantis.

Alliance Atlantis is a leading vertically integrated broadcaster, creator and distributor of filmed entertainment. The Alliance Atlantis' common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and on NASDAQ — trading symbol AACB. Alliance Atlantis' Web site is www.allianceatlantis.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

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Exhibit 99.1